UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Regional Management Corp.

(Name of Issuer)

Common Stock, $.10 par value

(Title of Class of Securities)

75902K106

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G

CUSIP No. 75902K106	Page 2 of 8 Pages

1	Name of reporting person I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Basswood Capital Management, L.L.C.
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 994,601
	7	Sole dispositive power 0
	8	Shared dispositive power 994,601
9	Aggregate amount beneficially owned by each reporting person 994,601
10	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 7.80%
12	Type of reporting person* IA

13G

CUSIP No. 75902K106	Page 3 of 8 Pages

1	Name of reporting person I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Matthew Lindenbaum
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 994,601
	7	Sole dispositive power 0
	8	Shared dispositive power 994,601
9	Aggregate amount beneficially owned by each reporting person 994,601
10	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 7.80%
12	Type of reporting person* IN/HC

13G

CUSIP No. 75902K106	Page 4 of 8 Pages

1	Name of reporting person I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Bennett Lindenbaum
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 994,601
	7	Sole dispositive power 0
	8	Shared dispositive power 994,601
9	Aggregate amount beneficially owned by each reporting person 994,601
10	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 7.80%
12	Type of reporting person* IN/HC

Item 1(a)	Name of Issuer:

Regional Management Corp.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

509 West Butler Road

Greenville, South Carolina 29607

Item 2(a)	Name of Person Filing:

See Cover Pages, Item 1.

Item 2(b)	Address or Principal Business Office:

c/o Basswood Capital Management, L.L.C.

645 Madison Avenue, 10th Floor

New York, NY 10022

Item 2(c)	Citizenship:

See Cover Pages, Item 4.

Item 2(d)	Title of Class of Securities:

Common Stock, $.10 par value

Item 2(e)	CUSIP Number:

75902K106

Item 3	Not Applicable

Item 4	Ownership:

The information required by Items 4(a)-(c) is set forth in Rows 5-11 of the cover page hereto for each Reporting Person and is incorporated herein by reference for each such Reporting Person.

Item 5	Ownership of Five Percent or Less of a Class:

Not Applicable

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not Applicable

Item 8	Identification and Classification of Members of the Group:

Not Applicable

Item 9	Notice of Dissolution of Group:

Not Applicable

Item 10	Certification:

By signing below the signatory certifies that, to the best of his knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

[Remainder of page intentionally left blank]

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2015

BASSWOOD CAPITAL MANAGEMENT, L.L.C.

By:	/s/ Matthew Lindenbaum
	Name:	Matthew Lindenbaum
	Title:	Managing Member

/s/ Matthew Lindenbaum
Matthew Lindenbaum, an individual

/s/ Bennett Lindenbaum
Bennett Lindenbaum, an individual

EXHIBIT 99.1

AGREEMENT OF REPORTING PERSONS

Each of the undersigned hereby agrees to file jointly this Schedule to which this Agreement is attached and any amendments thereto which may be deemed necessary, pursuant to Regulation 13D-G under the Securities Exchange Act of 1934. It is understood and agreed that each of the parties hereto is responsible for the timely filing of this Schedule and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein, but such party is not responsible for the completeness and accuracy of information concerning any other party unless such party knows or has reason to believe such information is inaccurate. It is understood and agreed that a copy of this Agreement shall be attached as an exhibit to this Schedule, and any amendments thereto, filed on behalf of each of the parties hereto.

Dated: February 13, 2015

BASSWOOD CAPITAL MANAGEMENT, L.L.C.

By:	/s/ Matthew Lindenbaum
	Name:	Matthew Lindenbaum
	Title:	Managing Member

/s/ Matthew Lindenbaum
Matthew Lindenbaum, an individual

/s/ Bennett Lindenbaum
Bennett Lindenbaum, an individual